Mail Stop 3561


							December 23, 2005


Joel D. Liffman, President and Chief Operating Officer
Oracle Healthcare Acquisition Corp.
200 Greenwich Avenue
Third Floor
Greenwich, Connecticut 06830

		RE:	Oracle Healthcare Acquisition Corp.
			Registration Statement on Form S-1
			File No. 333-128748
			Date Filed: September 30, 2005
			Amendment Filed: December 2, 2005

Dear Mr. Liffman:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed
at the end of this letter.
General
1. It appears that Messrs. Feinberg and Liffman have made the investment decision to each purchase 416,667 warrants on the closing date of the offering at a price of $1.20 per warrant. Refer to disclosure indicating that these individuals have "agreed" to purchase the referenced warrants. Also refer to your cover letter where you tell us that these individuals "will purchase" the
referenced securities.    Please provide us with an analysis of
how
the agreement to purchase securities by Messrs. Feinberg and Liffman is consistent with the requirements for the offer and sale of securities set forth by Section 5 of the Securities Act of 1933.
2. All exhibits are subject to our review. Please file or submit all of your exhibits with your next amendment or as soon as possible. Please note that we may have comments on the exhibits once they are filed. Please understand that we will need adequate time to review these materials before accelerating effectiveness.
3. Please tell us the reason the Rule 434 box was checked on the registration statement cover and advise us of the prospectus delivery intentions of the company concerning the rule. If a term sheet is to be used, please furnish a copy.
4. Please note the typographical error on page 57 regarding the commitment to purchase warrants. The number of warrants should be 833,334, not 8,333,334. This amount is correctly reflected in the notes to the financial statements.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Blaise Rhodes at (202) 551- 3774 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay
Ingram at (202) 551-3397, or Mike Karney, who supervised the review of your filing, at (202) 551-3847.

      Sincerely,



John Reynolds
Assistant Director

cc: 	William Gump, Esq. (by facsimile)
      	212-728-8111
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